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                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

                   Certification and Notice of Termination of
               Registration under Section 12(g) of the Securities
               Exchange Act of 1934 or Suspension of Duty to File
                          Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                        Commission File No. 333-26679-01

                          Education Loans Incorporated
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             (Exact name of registrant as specified in its charter)

                           105 First Avenue Southwest
                          Aberdeen, South Dakota 57401
                                 (605) 622-4400
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                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

               Tax Exempt Auction Rate Series 1998-1 Senior Notes
                Tax Exempt Fixed Rate Series 1998-1 Senior Notes
                 Taxable Auction Rate Series 1998-1 Senior Notes
                  Taxable LIBOR Rate Series 1998-1 Senior Notes
              Tax Exempt Fixed Rate Series 1998-1 Subordinate Notes
               Taxable LIBOR Rate Series 1998-1 Subordinate Notes
             ------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
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              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)           [ ]     Rule 12h-3(b)(1)(ii)          [ ]
     Rule 12g-4(a)(2)(ii)          [ ]     Rule 12h-3(b)(2)(i)           [ ]
     Rule 12g-4(a)(2)(i)           [ ]     Rule 12h-3(b)(2)(ii)          [ ]
     Rule 12g-4(a)(2)(ii)          [ ]     Rule 15d-6                    [ ]
     Rule 12h-3(b)(1)(i)           [X]
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     Approximate number of holders of record as of the certificate or notice date: 65.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Education Loans Incorporated has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  August 27, 1998                 BY: /s/ A. Norgrin Sanderson
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                                           A. Norgrin Sanderson
                                           President